                                                   Filed by Roadway Corporation
                          Pursuant to Rule 425 Under the Securities Act of 1933
                                          Subject Company:  Roadway Corporation
                                               Commission File No.:  333-108081


         This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

         On October 17, 2003, Yellow Corporation filed a registration statement on Form S-4 with the Securities and Exchange Commission, or SEC, in connection with the proposed merger transaction with Roadway Corporation that contains a definitive joint proxy statement/prospectus regarding the transaction. Investors and security holders of Yellow and Roadway are urged to read the definitive joint proxy statement/prospectus filed with the SEC on October 17, 2003 and any other relevant materials filed by Yellow or Roadway with the SEC because they contain, or will contain, important information about Yellow, Roadway and the transaction. The definitive joint proxy statement/prospectus will be sent to the security holders of Yellow and Roadway as of October 16, 2003, on or about October 20, 2003, seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus as well as other documents filed by Yellow and Roadway with the SEC, at the SEC's web site at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus and such other documents may also be obtained by requesting them in writing from Yellow (or by telephone from Yellow at (913) 696-6100), or by requesting them in writing from Roadway (or by telephone from Roadway at (330) 384-1717). Yellow and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in favor of the transaction. Information regarding the interests of Yellow's officers and directors in the transaction, if any, is included in the definitive joint proxy statement/prospectus. Roadway and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in favor of the transaction. Information regarding the interests of Roadway's officers and directors in the transaction, if any, is included in the definitive joint proxy statement/prospectus.

The following is the transcript of Roadway's conference call with stockholders of September 30, 2003 regarding Roadway's Third Quarter 2003 results.

                                       ***


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                                                             ROADWAY CORPORATION
                                                            Moderator: John Hyre
                                                          09-30-03/10:00 a.m. CT
                                                           Confirmation # 550819
                                                                          Page 1




                               ROADWAY CORPORATION

                              MODERATOR: JOHN HYRE
                               SEPTEMBER 30, 2003
                                  10:00 A.M. CT



Operator: Good day everyone, and welcome to this Roadway Corporation Third
         Quarter 2003 Results conference call. Today's conference is being recorded.

         Now at this time for opening remarks and introductions, I'd like to turn the conference over to John Hyre. Please go head, sir.

John Hyre: Thank you. Good morning, and welcome to our conference call to discuss Roadway Corporation's Third Quarter 2003 Results.

         Roadway participants today are James D. Staley, President and CEO, and J. Dawson Cunningham, Executive Vice-President and CFO. Dawson will start off with a discussion on the quarter, and we will then open to a question-and-answer session.

         Earlier this morning, we issued a press release. If you did not receive our release, please call 330-384-2689 and we will get a copy to you.

         We would also like to let you know that our conference call is being simulcast on the Roadway Corporation Web site, www.roadwaycorp.com, under the Investors section. It will be archived there for three weeks.

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                                                             ROADWAY CORPORATION
                                                            Moderator: John Hyre
                                                          09-30-03/10:00 a.m. CT
                                                           Confirmation # 550819
                                                                          Page 2

         This conference call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to our outlook for revenue, earnings, other future financial or business performance expectations and for our strategies, expectations and goals. All statements that are not historical statements of fact are forward-looking statements and subject to numerous risks and uncertainties that could cause actual results to differ materially from those expressed or implied in our forward-looking statements.

         Forward-looking statements include all comments relating to our beliefs and expectations as to future events and trends affecting our business. They also include comments about the results of our operations and financial condition. We intend for the words believes, anticipates, expects, intends, plans, continues, projects, and similar expressions to identify forward-looking statements. The risks and uncertainties include, among others, variable factors such as: capacity and rate levels in the motor freight industry; fuel prices; the impact of competition; the state of the national economy; the success of our operating plans; including our ability to manage growth and control costs; labor relations matters; uncertainties concerning the impact terrorist activities may have on the economy and the motor freight industry and a time completion of Yellow Corporation's plan to acquire Roadway Corporation and its subsidiaries.

         We have based these forward-looking statements on management's analysis of future events only as of the date of this conference call. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after this call. These forward-looking statements are subject to risks, uncertainties and assumptions about us and our subsidiaries. In addition to the disclosure contained in this conference call, you should carefully review the risks and uncertainties contained in other documents Roadway Corporation files from time to time with the Securities and Exchange Commission.

         Dawson?


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                                                             ROADWAY CORPORATION
                                                            Moderator: John Hyre
                                                          09-30-03/10:00 a.m. CT
                                                           Confirmation # 550819
                                                                          Page 3

Dawson Cunningham: Thank you, John. Good morning. Welcome to Roadway
       Corporation's conference call and Webcast to review our performance during the third quarter of 2003.

       The operating results of our two primary business segments were in line with our expectation. However, on a consolidated basis, the impact of costs associated with the Company's pending acquisition by Yellow Corporation reduced consolidated earnings by 89 cents per share, resulting in a net loss for the quarter.

       Consolidated revenues for the third quarter of 2003 were $752 million, 10-percent higher than last year.

       Operating expenses were $746 million, including $24 million of acquisition-related costs. These acquisition costs re primarily the accelerated vesting of restricted stock and certain deferred compensation plus fees associated with the transaction.

       The operating ratio was a 99.3 compared to a 97.4 in 2002.
       Excluding the acquisition-related costs, the consolidated operating ratio would have been a 96.1.

       Our specialized service offerings, consisting of international
       North America, (time critical), ocean services, exhibits, protective and air, grew 12-percent versus the third quarter of last year. These services currently account for over 15-percent of consolidated revenues.

       Consolidated operating income from continuing operation was $5.2 million compared to $18.1 million last year. Excluding the acquisition-related costs, operating income would have been $29.5 million in the quarter.

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                                                             ROADWAY CORPORATION
                                                            Moderator: John Hyre
                                                          09-30-03/10:00 a.m. CT
                                                           Confirmation # 550819
                                                                          Page 4

         Net other expense was $6.3 million, primarily related to interest expense of $4.7 million in amortization of costs arising from the financing of the acquisition of New Penn.

         Continuing operations before income taxes was a loss of $1.1 million compared to income of $11.4 million last year. Excluding the acquisition-related costs, we would have had a profit of $23.2 million for the third quarter of this year, more than double last year.

         Income tax expense was $2.3 million. It was incurred in the quarter in spite of a pretax loss as the effective tax rate on a year-to-date basis increased to 53.6-percent compared to 42-percent rate anticipated prior to the impact of the acquisition-related costs.

         Income from continuing operations was a loss of $3.4 million or 18 cents per share. This compares to a profit of $6.5 million, or 33 cents per share, in last year's third quarter. Excluding acquisition-related charges, income from continuing operations would have been $13.5 million, or 71 cents per share.

         A net loss of $3.4 million was incurred in the quarter. That compares to net income last year of $6.9 million. Acquisition-related costs and resulting income in the effective tax rate reduced earnings by $16.9 million.

         Diluted earnings per share for the quarter was a loss of 18 cents compared to a profit of 36 cents last year. Diluted earnings per share excluded - excluding the impact of acquisition-related costs and changes in the effective tax rate would have been 71 cents.

         Turning to Roadway Express, Roadway Express's revenues were $701 million. That's an increase of 11-percent compared to last year's third quarter. Roadway Express's tonnage levels increased 6.4-percent, as less-than-truckload tons were 8.3-percent above last year and truckload tonnage declined by 1.8-percent.


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                                                             ROADWAY CORPORATION
                                                            Moderator: John Hyre
                                                          09-30-03/10:00 a.m. CT
                                                           Confirmation # 550819
                                                                          Page 5

         Revenue per ton increased 4.3-percent as less-than-truckload revenues per ton were up 2.1 and truckload increased 9.2-percent.

         Roadway Express's operating income was $600,000, with an operating ratio of a 99.9 compared to operating income of $11.7 million last year, with an OR of 98.1. Excluding the acquisition-related charges, operating income would have been $23.9 million with an operating ratio of 96.6.

         Salaries, wage, and benefit costs decreased by eight-tenths of an operating ratio point. This reduction was seen in linehaul, dock and P&D operations, reflecting increased operational efficiencies. Total benefits as a percent of revenue increased, principally due to the $3.6 million increase in costs associated with a company-sponsored pension plan.

         As a result of higher fuel costs, operating supplies and expenses increased by a quarter of an operating ratio point. The nine-tenths of an operating ratio point increase in purchase transportation reflects the increased use of rail, along with other (inter-motor) services.

         Rail miles increased 13-percent, representing 27.5-percent of linehaul miles versus 25.7-percent in last year's third quarter.

         Other operating expenses include operating taxes and licenses of $17 million, which declined by two-tenths of an operating ratio point versus last year.

         Insurance and claims costs were $14.5 million, a reduction of four-tenths of a point in the operating ration, depreciation expense of $14.3 million, also a reduction of four-tenths of a point than the operating ratio and a gain on sale of excess terminal facilities amounting to $5.1 million, which reduced the operating ratio by seven-tenths of a point for the quarter.

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                                                             ROADWAY CORPORATION
                                                            Moderator: John Hyre
                                                          09-30-03/10:00 a.m. CT
                                                           Confirmation # 550819
                                                                          Page 6

         Turning to New Penn, revenues for our next (ALTL) carrier, New Penn Motor Express, were $50.9 million compared to $50.5 million in the third quarter of last year, an increase of eight-tenths of a percent. Tonnage levels were two-and-a-half-percent below last year, while revenue per ton increased by 3.3-percent versus the third quarter of 2002.

         The operating ratio of New Penn in the quarter was a 90.9 compared to an 87.5 last year. Excluding the acquisition-related charges, the operating ratio would have been an 89.

         Salaries, wage, and benefit costs were 65.6-percent of revenues, the same as in 2002, and operating supplies and expenses increased by 14.2-percent - to 14.2-percent of revenue, an increase of 2.5 operating ratio points compared to last year. This increase - this cost increase is principally the result of higher fuel costs, tolls and corporate overhead charges.

         The August 14th power failure throughout the Northeast cost New Penn approximately eight-tenths of a point in its operating ratio. Operating income was $4.6 million compared to $6.3 million last year. However, excluding the acquisition-related charges operating income would have been $5.6 million for the quarter.

         In looking at year-to-date for Roadway Corporation, consolidated revenues for the three quarters are $2.2 billion. That's a 16-percent increase versus last year on a year-to-date basis.

         Operating income from continuing operations was $43 million compared to $36.6 million last year. Excluding the acquisition-related costs, operating income on a year-to-date basis would have been $67.3 million, an increase of 84-percent compared to 2002.

         Net other expense was $19.1 million, primarily related to interest expense of $14.6 million and the amortization of costs arising from the financing of the acquisition of New Penn.


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                                                             ROADWAY CORPORATION
                                                            Moderator: John Hyre
                                                          09-30-03/10:00 a.m. CT
                                                           Confirmation # 550819
                                                                          Page 7

         Income from continuing operations before income taxes was $23.9 million compared to $16.3 million last year. Excluding acquisition-related charges, income from continuing operations before income taxes would have been $48.2 million for the year-to-date.

         The year-to-date effective tax rate is 53.6-percent, up from 42-percent as a result of costs associated with the pending (Yellow Roadway) acquisition and their related tax treatment.

         Income from continuing operations was $11.1 million, or 58 cents a share, compared to $9.2 million, or 48 cents a share year-to-date in 2002. Excluding acquisition-related charges, this would have generated $28 million in income and $1.46 per share in earnings.

         Year-to-date, net income is $10.9 million, was equal to last year. Diluted earnings per share were 57 cents in both years. Excluding acquisition-related costs, net income would have been $27.8 million, or $1.46 per share.

         And turning to the balance sheet, our cash position at quarter's end was $132 million. That's an increase of $26 million since December 31st of 2002. Accounts receivable make up the majority of other current assets, at $242 million. Current liabilities were $373 million, principally consisting of normal trade payables and salaries and wage accruals.

         Shareholders' equity was $444 million, an increase of 14.4-percent compared to the prior year-end.

         Looking at cash flows, year-to-date, cash flows from continuing operations were $54.2 million. Investing activities include net capital expenditures of $28 million and cash proceeds from the first quarter's sale of Arnold Transportation Services totaling $47 million.

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                                                             ROADWAY CORPORATION
                                                            Moderator: John Hyre
                                                          09-30-03/10:00 a.m. CT
                                                           Confirmation # 550819
                                                                          Page 8

         Financing activities reflect debt repayment of $52 million, dividends of three million and the issuance of $7 million in Treasury shares.

         Turning to our outlook for 2003, we anticipate revenue for 2003 to be seven to eight-percent higher than that in 2002. Earnings from continuing operations, excluding the impact of charges directly related to the pending acquisition are expected to be in the range of $2.36 to $2.60.

         That is the same guidance that we gave previously at the end of the second quarter. That compares to $1.85 for the fourth quarter - I'm sorry - for the year 2002.

         Including the acquisition-related charges and the resulting higher effective tax rate, earnings per share for the entire year are expected to be in the range of $1.36 to $1.60, excluding any future acquisition-related charges.

         Fourth quarter year-over-year comparisons will be more difficult as the impact of Consolidated Freightways' closure was included in the fourth quarter of 2002 and the quarter has four less business days versus last year.

         Some factors that could impact our future performance and cause our anticipated results to differ from our current expectations include the state of the economy, the impact of competition, the pending acquisition and other unforeseen events.

         We will update our guidance only if we determine our future results will be materially different from what our current expectations are. Thank you.

         At this time, we'd like to open it up for a Q&A session.

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                                                             ROADWAY CORPORATION
                                                            Moderator: John Hyre
                                                          09-30-03/10:00 a.m. CT
                                                           Confirmation # 550819
                                                                          Page 9

Operator: Thank you very much, sir. At this point if you would like to ask a question, please press star one on your telephone keypad. Also if you're using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment.

         The first question comes from Dan Moore with Stephens, Incorporated.

Dan Moore:  Good morning, guys.  How are you doing?

Male:  Fine.

Male:  Good.

Dan Moore: A couple of questions to run by you here. First off, I was wondering if you could give us some more granularity on the acquisition-related charges.

Male: Well, the - of the $24 million, $22 million of that is directly related to compensation or stock vesting and associated payroll and other taxes with that. The other two million of that represents fees and costs incurred during the quarter in conjunction with professional efforts and, et cetera, putting the transaction together.

Dan Moore: OK. And then, tell me, Dawson, has there been any change in head count on a sequential or year basis?

Dawson Cunningham: Not of any note. I think the changes that have occurred basically, you know, across the whole company, represent any shifting (or) the seasonal patterns relative to business levels.


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                                                             ROADWAY CORPORATION
                                                            Moderator: John Hyre
                                                          09-30-03/10:00 a.m. CT
                                                           Confirmation # 550819
                                                                         Page 10

Male: Dan, I think in the general office, at the end of the third quarter, our head count was up five people versus last year.

Dan Moore: OK. And what about the network?

Male: That fluctuates based on daily layoffs and business activity.

Dan Moore: But again, no significant or material change there? Am I understanding you correctly?

Male: That's correct.

Dan Moore: And then, with respect to the guidance you've provided in the release, you talk about full-year revenues being up around seven to eight-percent. If I back into what that means for the fourth quarter, it implies that the fourth quarter is going to show revenue down year-over-year in the seven to nine-percent range.

         Can you give us a sense for what that means on a tonnage basis? I know there's a little bit of noise in the numbers, but (with) the - with fewer work days. But I'm wondering what that means for tonnage comp.

Male: Well, you know, that gets into (another) factor of what are we expecting to get out of the rates. And I would say definitely we expect to see reduced tonnage partially because of the fewer business days, certainly partially because of the impact of the rescue freight that we had last year in the quarter right on the heel of the Consolidated closure.

         We did a fair amount of business that was relatively short term in duration. So, trying to equate that, you know, we do - are looking at tonnage both because of business days and because of
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                                                             ROADWAY CORPORATION
                                                            Moderator: John Hyre
                                                          09-30-03/10:00 a.m. CT
                                                           Confirmation # 550819
                                                                         Page 11

         some decrease in volume in the face of the significant influx of the business from CF, you know, we will have a decline in tonnage.

Dan Moore: Dawson, where is that business going, any idea generally speaking directionally if it's going to - you know, your long-haul brethren, if it's going to regional carriers, if it's going to the rail? Is there - is there any additional color you can...

Male: Dan, I would say that first of all, there was a large amount of freight that we knew was, as Dawson said, very short-term, risky freight, freight that was stranded in terminals that was included in our tonnage, but we knew it was a one-time proposition.

         As far as business that we may have handled through the quarter and even into the first part of the year, I'd say it just sought it's normal distribution channels, freight that probably was not destined to be Roadway type freight for a long period of time. But it took a while for that freight - for the owner of that freight to bid traffic to reestablish distribution patterns.

         We had an expectation that tonnage that we had in the fourth quarter of 2002 would not be the tonnage we would have in the fourth quarter of 2003. But I can't say that it was directed in any one way or another definitively.

Dan Moore: What would you say the CF business is annualizing at now? If my numbers prove correct, you were around 550 or so in the fourth quarter and now you're closer to 300. Are we significantly off the mark?

Male: I'd say 300 is probably right. I don't think we - I don't think we ever annualized it as high as 550. Like I said, it may have appeared that high based on one-time rescue activity, but on an annualized basis, we would have looked at something significantly less than that.
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                                                             ROADWAY CORPORATION
                                                            Moderator: John Hyre
                                                          09-30-03/10:00 a.m. CT
                                                           Confirmation # 550819
                                                                         Page 12

Dan Moore: Interesting. What about - what about the economy, guys? You talk a little bit about that in the release. Can you give us a little bit more color as to underlying business trends, you know, directionally as the economy - you know, just help to quantify what you mean I guess by, you know, the economic growth is coming slowly.

Male: Well, it's a - I think that's a statement reflective of what we see.
         We're certainly experiencing a more positive commentary from our customers as we see them one-on-one or in groups.

         But we don't see a significant economic boom at this point in time. The GDP numbers sound a little better, but I don't think actual tonnage track - is tracking that closely with the GDP numbers that you're hearing.

Male: Dan, why don't we come back to you in a minute if you have more questions?
         Let some other people ask.

Dan Moore: Fair enough. One last question real quick. Are you guys going to be reporting the fourth quarter, Dawson?

Dawson Cunningham: Pardon?

Dan Moore: Are you going to be reporting the fourth quarter results, do you know?

Dawson Cunningham: That will depend upon the timing of the transaction closure.

Dan Moore: Thanks, guys.

Operator: Moving on, the next question comes from Laurie Hahn with Deutsche
        Bank.
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                                                             ROADWAY CORPORATION
                                                            Moderator: John Hyre
                                                          09-30-03/10:00 a.m. CT
                                                           Confirmation # 550819
                                                                         Page 13


Laurie Hahn: Hey, guys. How you doing?

Male: Good.

Laurie Hahn: First question - can you, if you can, any detail on what Isabelle -
         Hurricane Isabelle impacted you, if at all?

Male: I'd say it was about like a one-day snowstorm in the Northeast.

Laurie Hahn: OK.

Male: Not a tremendous impact, but certainly it would have cost us a couple million dollars in revenue.

Laurie Hahn: OK. That helps. And you said you're not seeing much in the way - you know, in the way of the economy, but we've heard a lot out of the retailers saying ((inaudible)) sales are pretty good. Do you think that's helping you more than others? I know you're more (exposed to) retail than some of your competitors.

Male: I think it will help us but, you know, it's a building effort within the economy. And we just haven't seen a big surge in the economy, but we're certainly feeling and seeing some momentum there.

Laurie Hahn: OK. Great. Thanks a lot.

Operator: The next question comes from Jeff Kauffman with Fulcrum.

Jeff Kauffman: Thank you very much. I guess let me - let me throw two at you, the first one following up on Laurie's question, I guess.

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                                                             ROADWAY CORPORATION
                                                            Moderator: John Hyre
                                                          09-30-03/10:00 a.m. CT
                                                           Confirmation # 550819
                                                                         Page 14

         We had heard that the back-to-school's, while you saw the seasonal acceleration, were not really as sharp as some people had expected and that some folks were looking at their fourth quarters and maybe toning down their views a little bit. Which way do you lean on what your retail business has been doing?

Dawson Cunningham: Well, I think it's still shown the seasonal impact, you know.

Jeff Kauffman: Right, but not the acceleration I think some were hoping for in the fourth quarter.

Dawson Cunningham: Well, certainly we would hope for further acceleration (in the) business levels. You know, I'm not...

Jeff Kauffman: OK. Let me move away from the opinion question, Dawson. On the technology side - let me go in a different direction here. There's been a lot of breakthroughs in communications, technology, in particular some of these push-to-talk devices and I know Nextel is out there pushing, and recently Verizon came out with their version.

         In lieu of the merger, are you still looking at your communication systems? I know the industry standard tends to be Qualcomm. Are you doing any rethinking right now in terms of how the communication systems on your vehicles are operating or is everything on hold pending what's going on with the merger?

Male: Right now, we continue to develop our capabilities with the Qualcomm network, powering our Roadway digital dispatch system, which has been - has been introduced very successfully in probably 50 of our major locations and continue to roll out next year, and we're committed to that technology.

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                                                             ROADWAY CORPORATION
                                                            Moderator: John Hyre
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                                                           Confirmation # 550819
                                                                         Page 15

Jeff Kauffman: OK. Does Yellow operate on the same system, or is that a decision that gets made once the two companies are put together?

Male: I don't know what Yellow operates on.

Jeff Kauffman: OK. All right, Jim, thanks. Everybody, thank you.

Operator: The next question comes from Michael Glynn with Credit Suisse First
         Boston.

Michael Glynn: Hi. It seems like some of the CF business you've picked up originally may not have been as profitable as, you know, the rest of your business.

         Now that you've lost maybe some CF revenue compared to the same time last year and looking out into the fourth quarter, can you maybe compare the profitability? Are you losing some of the CF business that may have not been as profitable?

Male: Well, I wouldn't say that what we picked up was not profitable. I would say that had we retained that business at prices the customers may have wanted us to retain it at, it probably would not have been profitable. So, that's the bid process that we've talked about taking place more in the - after the first of the year than during the fourth quarter.

Michael Glynn: Yes.

Male: But as we said last year at this time, the business that we picked up from CF was on our terms and whether or not we retained it was going to be on our terms.

Michael Glynn: Yes. OK. Can you give a pricing outlook for 2004, just rough guidance?

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                                                             ROADWAY CORPORATION
                                                            Moderator: John Hyre
                                                          09-30-03/10:00 a.m. CT
                                                           Confirmation # 550819
                                                                         Page 16

Male: We're not giving any guidance beyond the end of this quarter.

Michael Glynn: OK. Thank you.

Operator: The next question comes from Ed Wolfe with Bear Stearns.

Ed Wolfe: Hi, guys. Jim, could you give a little bit of a sense as how the quarter progressed in terms of tonnage? And I know you've had questions on retail, but we just got a weaker-than-expected Chicago Purchasing Managers Index. What's your sense of the manufacturing economy? Is that picking up at all?

James Staley: I would have difficulty separating the manufacturing economy from the retail economy. As we - as we got closer to the end of the third quarter, the comparison started bouncing up against the CF impact that we had.

         As you - I think as you know, last year, CF had lost a significant amount of business during the second quarter as people speculated on their - during the third quarter as people speculated on their future.

         So, what appeared to be a $2.5 billion company at the start of 2002 was more like a $1.8 billion company by the time that company went out of business. So, we were starting to see some decent gains from CF through the third quarter in 2002.

         So, our comparisons, as Dawson has stated, are fairly difficult fourth quarter of 2003 and started to become a little more difficult in the third quarter of 2003.

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Ed Wolfe: Was tonnage positive year-over-year, realizing that you grandfathered, you know, the last 13 days of Con Freight in September, for you? Were the 15 days of September profitable - tonnage positive year-over-year or not?

Male: Well, in the quarter, we didn't have any of the CF comparison really.
         Because of our recognition of revenue at delivery, we really had no CF business to speak of in the quarter last year.

Ed Wolfe: So, if I look at the eight-percent and change tonnage year-over-year, that was consistent in September with August and July?

Male: Well, they were running along in similar patterns.

Ed Wolfe: OK. How about yields? If I look at yields, cost of fuel, can you give us a sense how much fuel surcharge is in this quarter and versus a year ago?

Male: The fuel surcharge is about one-percent higher than last year for the quarter as a whole. What I will say is that we took a general rate increase about a third of the way into the quarter for us. And if we look at what yields are like post the rate increase, we're running at a number that's more like four-percent on the - on the LTL side of the business.

Ed Wolfe: OK. Jim and Dawson, can you talk to - you know, you're now a couple of months into this whole merger process. Is there anything that's going on or that you're learning about your own people or about Yellow that's different or possibly better or worse than you might have thought two months ago?

Male: The Yellow people are a lot better than I thought they (were).

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Ed Wolfe: (Shocking). No, I mean is there anything specific that surprises you about their systems you've learned or about their people or about their attitudes or anything like that?

Male: Their attitudes are improving. No, we're in the middle of a synergy effort. We've got 15 teams working between the two companies, a total of about 60 people involved in that, working through an understanding of all the systems, processes, best practices that we have in place between the two companies.

         And I honestly think that we're seeing what we thought we would think, a very well - on the Roadway side, we see a very well run company at Yellow that's got a lot of things that we're interested in, and I think they see the same thing here.

         So, the conversations and statements that both Bill Zollars and I have been making about the opportunities that are afforded to us, absolutely are there and we'll enjoy that as we move forward with this synergy process after the acquisition is closed.

         Right now, there's a lot of analysis going on, a lot of data gathering, no action taken at this point of time, but an understanding of what both companies have in place.

Ed Wolfe: I mean I got to - I would have thought that this would have been a quarter where a lot of Roadway people were distracted, yet you put up very solid results given this economy and what's going on. Are the people at Roadway taking to this a little bit different than you thought they might?

Male: Well, I appreciate the recognition that you give for the effort that the Roadway employees have put forth. It was a period that we could have been very distracted.

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         And I give Bob Stull and his team a lot of credit for staying focused on what we knew we had to do. We had some criticism about our second quarter results. That was taken very personally.

         I think we have shown in the third quarter that we're capable of meeting expectations, exceeding those expectations and still do a lot of work that's somewhat nonproductive related to the synergy and the acquisition activity. So, I think the Roadway people have performed very admirably during this period of time.

Ed Wolfe: You made a comment about you haven't experienced any meaningful diversion of freight or customer flight in the press release. Can you quantify? Is it, you know, less than 30 customer or is it a handful customers - is it a little bit of freight from a lot of customers? What is it that you are seeing if you see freight move?

Male: The only thing that we have seen or heard is very anecdotal, and it's something that I might get when I tour a facility. And the driver says that he was at a dock and saw freight with a Roadway (pro label) being put on a Yellow truck and wondered why that was and shouldn't have happened.

         And anytime we think a customer misunderstands exactly what this acquisition is all about, we make them aware of the fact that there's no reason for any diversion of freight. So, it's all been absolutely anecdotal. I can't point to a single customer that says because of what's happened, I'm not going to do business with Roadway.

         I can't speak for what the Yellow customer base is saying, but we're just not seeing any movement of freight that way. I think anything that's happened has been accidental or because of a misunderstanding about what the acquisition really is. It's been quickly cleared up.

Ed Wolfe: So, any freight that's been diverted, you think has gone to Yellow. It hasn't gone to Arkansas Best or Old Dominion or somewhere else, in other words?

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Male: That's exactly what I was saying, and that's been minimal, but that's where it is going, to Yellow, not to the other people.

Ed Wolfe: OK. One last question and then I'll turn it over. You have four fewer operating days, which is a big number in the fourth quarter. How should we think about that? You obviously have some fixed cost and you have fewer days of revenue to layover.

         From a, you know, impact on the operating margin, you know, do you have some formula that every fewer day is worth 50 basis points or something like that or how should we look at that?

Male: We don't. I think, you know, it's fair to recognize that we're going to end the - you know, we're going to have - the days we're missing are the better - are some of the better days in the quarter in that they're in September. And consequently, they'll carry a little more weight and a little more impact on the bottom line.

         I think that's, when you look at it, why you see the guidance that we've given at this point, but there is no actual formula that I can give you to say that that's...

Ed Wolfe: OK.

Male: In your guidance, Dawson, have you assumed the economy, kind of, stays where it is, gets a little better, gets a little worse? What's your assumption about the general economy?

Dawson Cunningham: We basically are just looking for status quo on that.

Ed Wolfe: OK. Thanks a lot, guys, for the time.

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Operator: Just a quick reminder. If you would like to ask a question, please press star one now.

         The next question comes from Louis Sarkes with Chesapeake Partners.

Louis Sarkes: Hi. Congratulations. Just two things. Just to reiterate so I'm clear, one, is your comments on the economy. What I heard is that the evidence, the anecdotal evidence that you're saying isn't nearly as good as some of the numbers that we're seeing posted. Is that a fair understanding?

Male: Well, I'm not sure what numbers you're referring to, but as Dawson said, we view the economy to be status quo, attitude improving, activity not improving as quickly as what you might believe. There's some positive signs there but nothing terrific.

Louis Sarkes: OK. And secondly, can you give us a quick update on the progress of the proposed merger in terms of, you know, when you would, you know, hope to make it effective at this time...

Male: Well, the...

Louis Sarkes: ... and where the (various approvals stand)?

Male: The record date was set for October 16th. We - although we haven't set a date, expect to hold the shareholder meeting seeking approval in December, early December, if possible, and obviously we'll do that after we've received clearance from the Justice Department. So, that's pretty much the tract we're on.

Louis Sarkes: OK. You will hold a meeting (or mail) after you receive your clearance. Is that you plan?

Male:  Yes.

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Louis Sarkes: Thank you.

Operator: We do have a follow-up question from Dan Moore, with Stephens, Incorporated.

(Jack Welder): Yes. Actually this is (Jack Welder). Good morning, guys. I had a question with regards to revenue growth. In your second quarter press release, you stated that you expected third quarter revenue growth to be 11.5 to, I guess, 12.5-percent. The actual number was 10.3-percent.

         You also stated that you expected a full-year '03 revenue growth of 8.5 to 9.5-percent, and it looks like you've revised that. What's causing that change?

Male: I think for the most part what we're seeing in the actual business levels.
         That's basically what's driving the entire (change there). We'll be...

(Jack Welder): So, you're either - I mean is it the economy? Is the economy worse than you expected or are you seeing more freight divergence than you expected?

Male: Did I only get two choices?

(Jack Welder): Well, you can throw in anything you want.

Male: I think, you know, business levels are probably a little less than we expected, and I don't think we've seen the economic support that we were really looking for, not that it was much, but we're only talking about a one-percent difference here anyway.

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(Jack Welder): Yes. I mean a one-percent difference on a real big number. So, you'd say it's, kind of, a mixture of both. Is that right?

Male: I'm sorry. What was that?

(Jack Welder): It's, kind of, a mixture of the economy is a little bit worse than you expected and you're seeing a little bit more freight divergence than you expected. Is that right?

Male: I didn't say anything about freight divergence.

(Jack Welder): OK. So, it's all economy?

Male: That's where I would put it at the present time.

(Jack Welder): OK. Thank you, guys.

Male: Sure.

Operator: The next question comes from Matt Gardner with Deutsche Bank.

Matt Gardner: Hey, guys, just a quick question for you. Can you give me year-over-year change in LTL revenue per hundredweight excluding fuel surcharge and how that related to the year-over-year increase in the second quarter?

Male: Well, the LTL revenue change year-over-year in the quarter was 2.1, and fuel surcharge was about one-percent higher in the quarter. But as I indicated previously, we've seen much better comparisons on the LTL side post the general rate increase that we took about two-thirds - or about a third of the way into the quarter.

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Matt Gardner: OK. So, core pricing improvement you think going into the second half is definitely going to be better than the first half.

Male: Well, going into the fourth quarter.

Matt Gardner: OK.

Male: Yes.

Matt Gardner: OK. Thanks.

Operator: The next question comes from Ed Wolfe.

Ed Wolfe: Yes, just a quick follow up. You had mentioned there was a gain on the sale, and I had missed what it was. It was a terminal and it was how much?

Male: It was $5 million. It was two terminal facilities in Southern California.

Ed Wolfe: And those ran through the operating line, not through the other income line?

Male: That's correct.

Ed Wolfe: OK. Thank you.

Operator: Just a final reminder. If you do have a question, please press star one. There appear to be no further questions at this point.

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Male: Very good. Then this concludes Roadway Corporation's conference call, and we'd like to thank everybody for participating.

                                       END